# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anghami Inc., CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001437107
Persons authorized to receive notices and communications: Benjamin R. Pedersen, 66 Hudson Boulevard, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Warner Bros. Discovery, Inc. (CIK 0001437107): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 include (i) 6,074,721 ordinary shares, par value $0.001 per share (the "Ordinary Shares"), of Anghami Inc., an exempted company incorporated in the Cayman Islands with limited liability (the "Issuer"), owned of record by OSN Streaming Limited ("OSN Streaming") and beneficially owned by the Reporting Persons (as defined below) plus (ii) 1,342,624 Ordinary Shares underlying warrants that are exercisable by OSN Streaming at a price of $115 per Ordinary Share (subject to certain specified adjustments) that are beneficially owned by the Reporting Persons (the "OSN Warrants").
  
  The percentage calculated in Row 13 is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes beneficially owned by other persons.
- Dplay Entertainment Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,417,345; sole dispositive power 0; shared dispositive power 7,417,345; aggregate amount beneficially owned 7,417,345 (71.3% of the class)
  Comment: The amounts listed in Rows 8, 10 and 11 include (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.
  
  The percentage calculated in Row 13 is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes beneficially owned by other persons.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Anghami Inc.
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 00000
Comment: This Amendment No. 3 ("Amendment No. 3") is being filed by Warner Bros. Discovery, Inc. ("WBD") and Dplay Entertainment Limited (the "Purchaser" and, together with WBD, the "Reporting Persons") and amends the initial statement on Schedule 13D filed on July 25, 2025 (the "Original 13D," as amended by Amendment No. 1 to the Original 13D filed on December 17, 2025 and Amendment No. 2 to the Original 13D filed on June 26, 2026, the "Schedule 13D"). The information reported in the Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D. All references to the "Statement" in the Schedule 13D and this Amendment No. 3 shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 3.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Statement is hereby amended and restated in its entirety as follows:

WBD is a global media company. The Purchaser is a wholly owned subsidiary of WBD whose principal business activity is the distribution of content via WBD's online platforms. The present principal occupation of each Covered Person is set forth on Schedule A, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended by adding the following to the end thereof:

On September 11, 2026, OSN Streaming submitted a revised preliminary non-binding proposal (the "Revised Proposal") to the special committee of the Issuer's board of directors. In the Revised Proposal, OSN Streaming proposed to acquire all the Ordinary Shares not currently owned of record by OSN Streaming and beneficially owned by the Reporting Persons for $3.75 per Ordinary Share in cash. All other terms of the Proposal remain unchanged.

The foregoing description of the Revised Proposal is a summary of the material terms of the Revised Proposal, does not purport to be complete and is qualified in its entirety by reference to the Revised Proposal, a copy of which is included as Exhibit 6 to this Amendment No. 3 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based on a total of 10,408,663 Ordinary Shares, which includes (i) 9,066,039 Ordinary Shares outstanding as of September 3, 2026, based upon information provided by the Issuer, plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants. In accordance with SEC rules governing beneficial ownership, the calculation of the percentage ownership includes warrants beneficially owned by the Reporting Persons but does not include any other shares issuable upon the exercise of any other outstanding warrants or convertible notes held by other persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. The Reporting Persons beneficially own an aggregate of 7,417,345 Ordinary Shares, which includes (i) 6,074,721 Ordinary Shares owned of record by OSN Streaming and beneficially owned by the Reporting Persons plus (ii) 1,342,624 Ordinary Shares issuable upon the exercise of the OSN Warrants.

As of the date of this Statement, (i) OSN Streaming Holding Limited holds a number of ordinary shares of OSN Streaming cumulatively representing 80.16% of the total issued share capital of OSN Streaming and (ii) the Purchaser holds a number of ordinary shares of OSN Streaming cumulatively representing 19.84% of the total issued share capital of OSN Streaming. Subject to the consummation of the Second Completion and the Third Completion (each as defined in Item 6 of this Statement), (a) OSN Streaming Holding Limited will hold a number of ordinary shares of OSN Streaming cumulatively representing 70.23% of the total issued share capital of OSN Streaming as of the date of the SPA and (b) the Purchaser will hold a number of ordinary shares of OSN Streaming cumulatively representing up to 29.77% of the total issued share capital of OSN Streaming as of the date of the SPA.

The Reporting Persons may be deemed to be members of a "group" with, and may be deemed to have or share indirect voting and dispositive power, over any of the Ordinary Shares held directly or beneficially owned by OSN Streaming, OSN Streaming Holding Limited, Panther Media Holding Limited, Panther Media Group Limited and Kuwait Projects Company (Holding) K.S.C.P.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, during the 60 days preceding the date of this Statement, none of the Reporting Persons has effected any transactions of Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 3 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 6 Non-Binding Proposal Letter from OSN Streaming Limited to the Board of Directors of Anghami Inc., dated September 11, 2026 (incorporated by reference to Exhibit 17 of the Schedule 13D/A filed by OSN Streaming Limited on September 14. 2026).

## Signatures
- Warner Bros. Discovery, Inc.: /s/ Tara L. Smith, Tara L. Smith/Executive Vice President and Corporate Secretary (09/14/2026)
- Dplay Entertainment Limited: /s/ Roanne Weekes, Roanne Weekes/Statutory Director (09/14/2026)